Exhibit 99.1

TC BioPharm Announces Pricing of $5.5 Million Public Offering

EDINBURGH, Scotland, March 28, 2023 /PRNewswire/ — TC BioPharm (Holdings) PLC (“TC BioPharm” or the “Company”) (NASDAQ: TCBP) a clinical stage biotechnology company developing platform allogeneic gamma-delta T cell therapies for cancer, today announced the pricing of a public offering of 3,437,500 of its American Depositary Shares (the “ADSs”) (or pre-funded warrants in lieu thereof), together with Series C warrants (the “Series C Warrants”) to purchase up to 3,437,500 of its ADSs at a public offering price of $1.60 per ADS (or pre-funded warrant in lieu thereof) and associated Series C Warrant. The Series C Warrants will have an exercise price of $1.75 per ADS, are exercisable upon issuance and will expire five years following the date of issuance. Each ADS representing one ordinary share of the Company. The closing of the offering is expected to occur on or about March 30, 2023, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering are expected to be approximately $5.5 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

A registration statement on Form F-1 (File No. 333-270808) relating to these securities has been filed with the Securities and Exchange Commission, or the SEC, and was declared effective by the SEC on March 27, 2023. The offering will be made only by means of a prospectus, which is part of the effective registration statement. When available, electronic copies of the final prospectus may be obtained for free on the SEC’s website located at http://www.sec.gov and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

The Company also has agreed that certain existing warrants to purchase up to an aggregate of 2,800,000 ADSs of the Company that were previously issued on November 30, 2022, at an exercise price of $5.00 per ADS and expiration dates of May 30, 2025 and May 30, 2028, will be amended effective upon the closing of the offering so that the amended warrants will have a reduced exercise price of $1.75 per ADS.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About TC BioPharm (Holdings) PLC

TC BioPharm is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of gamma-delta T cell therapies for the treatment of cancer with human efficacy data in acute myeloid leukemia. Gamma-delta T cells are naturally occurring immune cells that embody properties of both the innate and adaptive immune systems and can intrinsically differentiate between healthy and diseased tissue. TC BioPharm uses an allogeneic approach in both unmodified and CAR modified gamma-delta T cells to effectively identify, target and eradicate both liquid and solid tumors in cancer.

TC BioPharm is the leader in developing gamma-delta T cell therapies, and the first company to conduct phase II/pivotal clinical studies in oncology. The Company is conducting two investigator-initiated clinical trials for its unmodified gamma-delta T cell product line - Phase 2b/3 pivotal trial for OmnImmune® in treatment of acute myeloid leukemia using the Company’s proprietary allogeneic CryoTC technology to provide frozen product to clinics worldwide. TC BioPharm also maintains a robust pipeline for future indications in solid tumors as well as a significant IP/patent portfolio in the use of CARs with gamma-delta T cells and owns our manufacturing facility to maintain cost and product quality controls.

Forward Looking Statements

This press release may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect our current beliefs, and a number of important factors could cause actual results to differ materially from those expressed in this press release. We undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. The reference to the website of TC BioPharm has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

Contact:

Chris Camarra

EVP Communications
c.camarra@tcbiopharm.com

-2-